

Section II Registration with Foreign Financial Regulatory Authorities

Complete this Section for Registration with Foreign Financial Regulatory Authorities relating to ITEM 17. Each security based swap dealer and major security-based swap participant that is registered with a foreign financial regulatory authority must list on Section II of this Schedule F, for each foreign financial regulatory authority with which it is registered, the following information:

Name of Foreign Financial Regulatory Authority	Name of Country
Agence France Tresor	France
Alberta Securities Commission	Canada
Autorite Marche Financiers - Quebec	Canada
BATS Chi-X Europe	United Kingdom
Borsa Italiana	Italy
British Columbia Securities Commission	Canada
Bundesbank	Germany
Comision National del Mercado de Valores	Spain
Commissione Nazionale per le Societa e la Borsa	Italy
Deutsche Borse AG	Germany
Dubai Financial Services Authority	United Arab Emirates
EUREX	Germany
European Energy Exchange	Germany
Euwax (Boerse Stuttgart AG)	Germany
Federal Financial Supervisory Authority (BaFin)	Germany
Financial and Consumer Affairs Authority of Saskatchewan	Canada
Financial Supervisory Authority (Finansinspektionen)	Sweden
Iberian Energy Exchange (OMIP)	Portugal
ICE Futures Europe	United Kingdom
Italian Derivatives Exchange Market	Italy
LCH. Clearnet Group	United Kingdom
LMAX	United Kingdom
London Equity Derivatives Exchange	United Kingdom
London Metal Exchange	United Kingdom
London Stock Exchange	United Kingdom
Manitoba Securities Commission	Canada
MEFF	Spain
NASDAQ Dubai	United Arab Emirates
NASDAQ OMX Copenhagen	Denmark

NASDAQ OMX Helsinki	Finland
NASDAQ OMX Stockholm	Sweden
National Bank of Belgium	Belgium
Netherlands Authority for the Financial Markets (Autoriteit FinanciÃ«le Markten)	Netherlands
New Brunswick Securities Commission	Canada
Nova Scotia Securities Commission	Canada
NYSE Euronext Amsterdam	Netherlands
NYSE Euronext Brussels	Belgium
NYSE Euronext Lisbon	Portugal
NYSE Euronext Paris	France
Ontario Securities Commission	Canada
Oslo Bors	Norway
OTE	Czech Republic
Polish Financial Supervisory Authority (KNF)	Poland
Prince Edward Island Office of the Superintendent of Securities	Canada
Qatar Financial Centre Regulatory Authority	Qatar
Service NL (Newfoundland and Labrador)	Canada
Sigma X	United Kingdom
SIX Swiss Exchange	Switzerland
Smartpool	United Kingdom
South African Financial Services Board	South Africa
Swiss Financial Market Supervisory Authority	Switzerland
The Irish Panel on Takeover and Mergers (ITP)	Ireland
Turquoise	United Kingdom
Warsaw Stock Exchange	Poland
Wiener Borse	Austria